Bowne & Co., Inc.
55 Water Street
New York, NY 10041
212/658-5804
FAX 212/658-5840

John J. Walker SVP & Chief Financial Officer
August 23, 2010
VIA EDGAR AND FEDERAL EXPRESS
Re:	Bowne & Co., Inc. Form 10-K Filed March 2, 2010 Amendment No. 1 to Form 10-K Filed April 20, 2010 File No. 001-05842
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     Set forth below are the responses of Bowne & Co., Inc. (“Bowne” or the “Company”) to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated August 18, 2010, relating to the Form 10-K and Amendment No. 1 to Form 10-K (the “Form 10-K/A”) for the year ended December 31, 2009. For convenience of reference, the text of the comments in the Commission Staff’s letter has been reproduced in bold herein.
Amendment No. 1 to Form 10-K
General
1.	Please confirm to us that in future filings you will include a section entitled “Compensation Committee Interlocks and Insider Participation.” Refer to Item 407(e) (4) of Regulation S-K.

Response: Because the Company has no transactions or relationships that trigger a disclosure obligation under Item 407(e)(4) of Regulation S-K and the only disclosure that the Company is required to provide pursuant to Item 407(e)(4) is the identity of the members of the Compensation and Management Development Committee, the Company has omitted the caption otherwise required under Item 407(e)(4) as permitted by Item 233.02 of the Staff’s Compliance and Disclosure Interpretations, Regulation S-K. If in any future filing the Company has any other disclosure obligation under Item 407(e)(4), it will include a section entitled “Compensation Committee Interlocks and Insider Participation.”

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and tell us the process you undertook to reach that conclusion.

Response: The Company’s management conducted a review of the Company’s principal risk factors, the individuals who control or impact those principal risk factors, key elements of the Company’s compensation programs and practices, including programs and practices that mitigate against excessive risk taking, and other management processes which otherwise mitigate the realization of material risks.
www.bowne.com

Among the findings from the review were the following: 1) the design, structure and processes associated with the compensation programs are consistent across the Company’s principal business segments, and no business segment carries a significant portion of the Company’s risk profile, or a disproportionate share of the company’s overall compensation expense; 2) the Company’s compensation programs feature a balance among fixed compensation, incentives based on the Company’s operating performance, and equity incentives; 3) incentive programs are structured with upper limit thresholds and/or, where appropriate (e.g., sales personnel) deferrals, and have consistently tracked changes in business performance; 4) incentive programs for senior executives include long-term components with multi-year risk-adjusted performance metrics and vesting periods; 5) delegation of authority guidelines are followed and proper reviews occur on material transactions; 6) regular meetings are held among the Company’s senior executive team to review business performance, and adjustments to business plans are implemented quickly when needed to mitigate principal risks; 7) succession planning reviews are conducted annually to ensure management continuity.

Based on the findings of this review compared to the principles of Item 402(s) of Regulation S-K and the corresponding guidance on Item 402(s) provided by the Commission, the Company’s management concluded that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Company’s management also provided the Compensation Committee with a summary of its findings from this review in the context of the Compensation Committee’s overall review of the Form 10-K/A. In accordance with the guidance provided by the Commission in its Release No. 34-61175, based on its determination, the Company is not required to make an affirmative statement regarding compensation policies and practices as they relate to risk management.
Cover Page
3.	In future filings please indicate whether you have submitted electronically and posted to your website every interactive data file required to be submitted and posted pursuant to Rule 405.

Response: The Company will comply with your request in future filings.
Item 10. Directors, Executive Officers and Corporate Governance, page 4
4.	In future filings please include the narrative description of the business experience of your directors for the past five years. Provide the name and principal business of the business or organization, the relevant titles of the job, and the approximate start and finish dates. Refer to Item 401 of Regulation S-K.

Response: The Company will comply with your request in future filings.
Corporate Governance Information, page 11
5.	We cannot locate your compensation committee charter on your website. Please advise.

Response: The Company respectfully advises the Staff that the compensation committee charter is on the Company’s website under the “Corporate Governance” portion of the Investor Relations section. You can locate the charter by clicking on the following links within the Investor Relations section: Investor Relations => Corporate Governance => Board Committees => Compensation and Management Development => View the Charter.

Objectives of the Company’s Executive Compensation Programs, page 15
6.	Please advise us whether benchmarking to the “industry sample of similarly sized companies” you describe on page 16 is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that the indicated paragraph on page 16 does list the specific peer group companies that the compensation committee considers in benchmarking executive compensation levels. In addition to data from these specific companies, the compensation committee considers summary statistics from an “industry sample of similarly sized companies”, which is gathered from published compensation surveys. The specific companies are neither listed in the surveys, nor consistent across all executive positions, so it would not be possible to list specific companies. The Company will include additional information on the description of these surveys and relevant information of the scope of companies in the survey samples in future filings.
Analysis of the Company’s Executive Compensation Program, page 16
7.	We note your disclosure on page 17 of various quantifiable measures of operating performance. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response: The Company will comply with your request and in future filings will quantify all company-wide performance targets, unless we believe the disclosure of any particular target would result in competitive harm, in which case we will disclose the conclusion that the disclosure of that performance target will result in competitive harm and discuss how difficult it will be for the named executive officers or how likely it will be for us to achieve the undisclosed target.
As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and that the Staff’s comments, or changes to disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing. Furthermore, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our comments require further explanation, please do not hesitate to contact me at (212) 658-5804.
Sincerely,
John J. Walker
Senior Vice President and Chief Financial Officer
Bowne & Co., Inc.

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